Exhibit 99.2

SINOVAC Announces New Board Member

BEIJING – Sinovac Biotech Ltd. (Nasdaq: SVA) (“SINOVAC” or the “Company”), a leading provider of biopharmaceutical products in China, today announced that it received a resignation notice from David Guowei Wang, a member of the board of directors (the “Board”) and a member of the Audit Committee, Compensation Committee and the Corporate Governance and Nominating Committee of the Board, effective immediately. Mr. Wang’s resignation was due to increased professional commitments and time constraints and was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

The Board has appointed Geoffrey C. Hsu, CFA, as a director to the Board to fill the vacancy created by such resignation under the laws of Antigua and Barbuda. Mr. Hsu has also been elected as a member of the Audit Committee, Compensation Committee and the Corporate Governance and Nominating Committee of the Board.

Mr. Hsu is a General Partner and Portfolio Manager at OrbiMed, one of the world’s largest dedicated healthcare investment firms, managing over $17 billion in assets. Mr. Hsu brings extensive investment experience in the biotechnology industry and China. He joined OrbiMed in 2002 and has been a Portfolio Manager since 2005, leading the public equity team’s biotech and emerging markets efforts. He has been responsible for overseeing the firm’s public equity investments in China since 2009 and the firm’s investment in SINOVAC since 2013. Prior to joining OrbiMed, Mr. Hsu worked as a financial analyst in the healthcare investment banking group at Lehman Brothers. He received an A.B. degree summa cum laude from Harvard University and holds an M.B.A. from Harvard Business School.

Following this appointment, the Board consists of four members, including Dr. Chiang Li (Chairman), Mr. Yuk Lam Lo, Mr. Sven H. Borho, CFA, and Mr. Hsu. The Audit Committee of the Board consists of three members, including Mr. Borho, Mr. Lo and Mr. Hsu. The Compensation Committee and the Corporate Governance and Nominating Committee of the Board each consists of Dr. Li, Mr. Lo and Mr. Hsu.

About SINOVAC

Sinovac Biotech Ltd. (SINOVAC) is a China-based biopharmaceutical company that focuses on the R&D, manufacturing, and commercialization of vaccines that protect against human infectious diseases.

SINOVAC’s product portfolio includes vaccines against COVID-19, enterovirus 71 (EV71) infected hand-foot-mouth disease (HFMD), hepatitis A, varicella, influenza, poliomyelitis, pneumococcal disease, etc.

The COVID-19 vaccine, CoronaVac®, has been approved for use in more than 60 countries and regions worldwide. The hepatitis A vaccine, Healive®, passed WHO prequalification requirements in 2017. The EV71 vaccine, Inlive®, is an innovative vaccine under “Category 1 Preventative Biological Products” and commercialized in China in 2016. In 2022, SINOVAC’s Sabin-strain inactivated polio vaccine (sIPV) and varicella vaccine were prequalified by the WHO.

SINOVAC was the first company to be granted approval for its H1N1 influenza vaccine Panflu.1®, which has supplied the Chinese government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine, Panflu®, to the Chinese government stockpiling program.

SINOVAC continually dedicates itself to new vaccine R&D, with more combination vaccine products in its pipeline, and constantly explores global market opportunities. SINOVAC plans to conduct more extensive and in-depth trade and cooperation with additional countries, and business and industry organizations.

For more information, please visit the Company’s website at www.sinovac.com.

Contacts

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279 9779

Email: ir@sinovac.com